

January 6, 2022

Peng Sun
Chief Executive Officer
AMBG, Inc.
1185 Avenue of the Americas, Suite 301
New York, NY 10036

      Re: AMBG, Inc.
          Amendment No. 2 to Registration Statement on Form 10
          Filed December 7, 2021
          File No. 000-56359

Dear Mr. Sun:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Hui Chen